EXHIBIT 99.1

Equinox Gold to Announce Third Quarter Financial Results on November 3, 2021

VANCOUVER, BC, Oct. 20, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) will announce its unaudited financial and operating results for the three and nine months ended September 30, 2021 on Wednesday, November 3, 2021, after market close. Equinox Gold will host a live conference call and webcast to discuss the results the following morning on Thursday, November 4, 2021, commencing at 7:00 am PT (10:00 am ET).

Conference call
Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340

Webcast
http://www.equinoxgold.com/

The webcast will be archived on Equinox Gold's website until May 4, 2022.

View original content:https://www.prnewswire.com/news-releases/equinox-gold-to-announce-third-quarter-financial-results-on-november-3-2021-301403907.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/October2021/20/c5500.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President; Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 13:00e 20-OCT-21